UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

under the

SECURITIES ACT OF 1933

COMPETITIVE TECHNOLOGIES, INC.

(*Exact Name of Registrant as Specified in Its Charter*)

<u>DELAWARE</u>
(State or other jurisdiction of incorporation or organization)

<u>36-2664428</u>
(IRS Employer Identification No.)

<u>777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825</u>
(Address of Principal Executive Offices(Zip Code)

Employees' Stock Option Plan
Directors' Stock Participation Plan
Legal Services Agreement
(Full Title of the Plan)

John B. Nano, Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive, Suite 100
Fairfield, Connecticut 06825
(203) 368-6044
(Name, Address and Telephone Number, Including
Area Code for Agent for Service)

with a copy to:

M. Richard Cutler, Esq.
Cutler Law Group
3206 West Wimbledon Dr
Augusta, GA 30909
(706) 737-6600

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	500,000 shares(1)	$2.90(4)	$1,450,000	$44.52
Common Stock, par value $0.01 per share	80,000 shares(2)	$2.90(4)	$232,000	$7.12ce
Common Stock, par value $0.01 per share	50,000 shares(3)	$2.90(4)	$145,000	$4.45
Total	630,000 shares		$1,827,000	$56.09

[1]Issuable pursuant to the Company's 1997 Employees' Stock Option Plan

[2]Issuable pursuant to the Company's 1996 Directors' Stock Participation Plan

[3]Issuable in accordance with an agreement between the Company and our legal counsel.

[4]Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices of our common stock as quoted on the American Stock Exchange on March 19, 2007.

EXPLANATORY NOTE

In accordance with the instructional Note to Part I of Form S-8 as promulgated by the Securities and Exchange Commission, the information specified by Part I of Form S-8 has been omitted from this Registration Statement on Form S-8 for offers of Common Stock pursuant to the Plan.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference.

The following documents filed by the Registrant with the Commission are incorporated herein by reference:

(a)   The Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2006 filed on October 30, 2006.

(b)   The Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed on December 14, 2006.

(c)   The Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed on March 16, 2007.

(d)   The Registrant's Current Reports on Form 8-K dated December 1, 2006, December 14, 2006, January 11, 2007, January 19, 2007, January 19, 2007, January 24, 2007, January 30, 2007, February 6, 2007 and February 7, 2007..

(e)   The description of the Common Stock contained in the Registrant's Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed with the Commission on April 2, 1984, file No. 1-8696, including any amendment or report filed for the purpose of updating such description.

All reports and other documents filed by the Registrant after the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such reports and documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the issuance of the shares of Common Stock registered under this Registration Statement has been passed upon for the Registrant by Cutler Law Group. A member of that firm owns an aggregate of 50,000 shares of Common Stock of the Registrant.

Item 6. Indemnification of Directors and Officers.

Pursuant to our bylaws we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CTT) by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Our bylaws also give us the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

Our bylaws also provide that to the extent that one of our directors, officers, employees or agents has been successful on the merits or otherwise in the defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Our bylaws further provide that our Board of Directors may by a vote of a majority of the full Board of Directors, authorize us to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director,

Item 7. Exemption from Registration Claimed.

Not applicable.

<u>Item 8. Exhibits</u>.

4.1   Unofficial restated certificate of incorporation of the Registrant as amended to date, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8, File Number 333-49095 and hereby incorporated by reference.

4.2   By-laws of the Registrant as amended to date, filed as Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended October 31, 1997 and hereby incorporated by reference.

4.3   1997 Employees' Stock Option Plan as amended January 19, 2001, filed as Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended January 31, 2001 and hereby incorporated by reference.

4.4   1996 Directors' Stock Participation Plan, filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, File Number 333-18759 and hereby incorporated by reference.

5   Opinion of Cutler Law Group as to the legality of shares being registered.

23.1   Consent of Cutler Law Group (included in opinion of counsel filed as Exhibit 5).

23.2   Consent of BDO Seidman, LLP.

<u>Item 9. Undertakings</u>.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§ 230.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in this registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

(C) *Provided further, however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfield, Connection on March 20, 2007.

Competitive Technologies, Inc.

By /s/ John B. Nano_____

John B. Nano, Chairman, President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John B. Nano John B. Nano	Chairman, President and CEO, Interim CFO (Principal Executive, Financial and Accounting Officer)	March 20, 2007
/s/ Ben Marcovitch Ben Marcovitch	Director	March 20, 2007
/s/ William L. Reali William L. Reali	Director	March 20, 2007
/s/ Richard D. Hornidge, Jr. Richard D. Hornidge, Jr.	Director	March 20, 2007
/s/ Ralph S. Torello Ralph S. Torello	Director	March 20, 2007
/s/ Joel M. Evans, MD Joel M. Evans, MD	Director	March 20, 2007

EXHIBIT 5



CUTLER LAW GROUP

Attorneys at Law
www.cutlerlaw.com   M. Richard Cutler, Esq.

Competitive Technologies, Inc.
777 Commerce Drive
Suite 100
Fairfield, CT 06825

Ladies and Gentlemen:

You have requested our opinion as counsel for Competitive Technologies, Inc., a Delaware corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder, and the public offering by the Company of up to 500,000 shares of Company common stock issuable in connection with the Company's 1997 Employees' Stock Option Plan, 80,000 shares of Company common stock issuable in connection with the Company's 1996 Directors' Stock Compensation Plan and 50,000 shares of Company common stock issued to M. Richard Cutler on behalf of Cutler Law Group for legal services.

We have examined the Company's Registration Statement on Form S-8 in the form to be filed with the Securities and Exchange Commission on or about March 20, 2007 (the "Registration Statement"). We further have examined the Certificate of Incorporation, Bylaws, and applicable minutes of the Company as a basis for the opinion hereafter expressed.

Based on the foregoing examination, we are of the opinion that, upon issuance and sale in the manner described in the Registration Statement, the shares of common stock covered by the Registration Statement will be legally issues, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Cutler Law Group

EXHIBIT 23.2

<u>Consent of Independent Registered Public Accounting Firm</u>

Competitive Technologies, Inc.
Fairfield, Connecticut

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated October 4, 2006, relating to the consolidated financial statements of Competitive Technologies, Inc. appearing in the Company's 2006 Form 10-K for the year ended July 31, 2006.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

BDO Seidman, LLP
New York, New York

March 29, 2007